

May 18, 2021

Alexander Rabinovich
Chief Executive Officer
Intercure Ltd.
85 Medinat ha-Yehudim Street
Herzliya, 4676670, Israel

      Re: Intercure Ltd.
           Draft Registration Statement on Form 20-F
           Submitted April 21, 2021
           CIK No. 0001857030

Dear Mr. Rabinovich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form 20-F filed April 21, 2021

Summary Risk Factors, page 10

1. Please revise this section to only include the risks that are applicable to your business and this registration statement, or otherwise explain your referenced risks. In this regard, we note by example, that you include here risks associated with being a "controlled company," with sharing certain officers and directors with Intercure, and "the use of the net proceeds from this offering."

<u>Risks Related to Our Pharmaceutical-Grade Cannabis Business and the Medical-Use Cannabis</u>
<u>Industry</u>
<u>We are, and will continue to be, dependent upon regulatory approvals and licenses for our ability</u>
<u>to produce..., page 13</u>

2. Revise this risk factor or include a new risk factor to clarify, if true, that your products have not yet been distributed through any of your partnerships and that none of your partnerships are currently operational.

<u>D. Risk Factors</u>
<u>Risks Related to this Offering and Ownership of Our Ordinary Shares, page 36</u>

3. Please add a risk factor that address the concentration of your beneficial ownership and voting power with your Chief Executive Officer, Alexander Rabinovich.

<u>A. History and Development of the Company., page 40</u>

4. Please revise your disclosure to clarify where you currently conduct your operations and ensure that you have consistently described it throughout your registration statement. In this regard, we note your disclosure here indicates that you operate production facilities in northern and southern Israel. However, on page 18 you state that you operate a facility in northern Israel "which to date has been the only active site for your operations." In addition, on page 52, you indicate that your production system includes an active facility abroad.

5. You disclose that assuming that the Southern Kibbutz is fully operational at its maximum capacity of 1.7 million square feet, and after all regulatory approvals are received, full operation of this facility will allow you to produce 88 tons of pharmaceutical-grade cannabis per year. On page 54 you disclose that the development of the southern site is carried out in a modular manner in accordance with the regulatory developments concerning the export of medical cannabis from Israel, and on page 63 that you intend to continue to develop the facility based on demand for your products. On page 63 you further disclose that your 2021 production plan target is set at 3.5 metric ton. Please discuss any timeline you expect to reach maximum capacity, and funding required to reach this capacity. If you do not intend to develop to maximum capacity in the near term, please make that clear.

<u>Item 4. Information on the Company</u>
<u>Business Overview, page 40</u>

6. We note that you have exclusive distribution rights of Charlotte's Web's products in Israel, but that the noted partnership is subject to the receipt of the required regulatory approvals and the removal of CBD from the Israeli Dangerous Drug Ordinance ("DDO"). Please discuss your expectation as to if CBD will be removed from the Israeli Dangerous Drug Ordinance, and any time frame you expect.

7.   You disclose that one of your strengths is your strategic partnerships and your global distribution network. We note that you currently sell your products through licensed retail pharmacy locations in Israel. To diversify and expand your operations outside Israel, you appear to have entered into partnerships, joint ventures and distribution agreements in the European Union and Canada with local licensed producers and distributors. However, you disclose that as of the date of this registration statement, your products have not been distributed through your partnerships, nor are the joint venture entities established thereunder active as of this date, and that your partnerships and distribution agreements outside Israel have no effect on your operations. Please revise your "Business Overview" to better reflect your current operations, and adequately discuss the risks to your global expansion plans. For example, please disclose in more detail the amendments to import and export laws with respect to cannabis that you disclose these partnerships depend upon, and discuss your expectation as to if such import and export laws will be amended in your favor, and if so, what time frame you expect, for each country or regulatory regime governing such import or export of cannabis.

8.   You disclose on page 42 that you plan to maximize operational efficiency through vertical integration, but on page 46 disclose that you continue to explore the costs and benefits of your current contract manufacturing relationships against the costs and benefits of conducting those activities in house. Please revise to consistently disclose your intention to become vertically integrated, and if you plan to do so in the next twelve months, please discuss the costs to become vertically integrated.

Research and Development
Clinical Trials, page 49

9.   Please disclose the timeline of the planned and current clinical trials. If you have received results from any trial, please clarify whether or not the trial achieved its primary and secondary endpoints.

Recent Developments, page 65

10.   You disclose that on April 7, 2021, Subversive LP obtained the final order of the British Columbia Supreme Court approving the Plan of Arrangement, and that closing of the transaction is expected to occur as soon as practicable after the outstanding conditions to closing are met. From your SEDAR filings, it appears that this transaction closed on April 23, 2021. Please disclose the funds raised from this transaction after redemptions and the private placement.

Alexander Rabinovich
Intercure Ltd.
May 18, 2021
Page 4

Item 5. Operating and Financial Review and Prospects
Results of Operations
Comparison of the year ended December 31, 2020 to the year ended December 31, 2019, page 69

11. Revise to separately discuss and quantify each of the factors you identify as drivers of the significant increase in revenues from fiscal 2019 to 2020, including the impact of the initial consolidation of Cannolam's results as of the second quarter of 2020, the increase in demand for your products, and any other factors.

Item 6. Directors, Senior Management and Employees
B. Compensation, page 74

12. Please clarify if the compensation information is disclosed in NIS in thousands.

Item 16F. Change In Registrant's Certifying Accountant, page 114

13. We note that your auditor, Somekh Chaikin, has served as your auditor since 2021. Please address the need to provide the information required by Item 16F.

Consolidated Statements of Financial Position, page F-3

14. Please disclose the date when the financial statements were authorised for issue. Refer to IAS 10.17.

Note 1 - General
A. The Company's activity, page F-10

15. With reference to the Northern and Southern Kibbutz Partnership Agreements discussed on pages 52 through 54, please address the need to provide a discussion of these partnerships and the relevant accounting for these partnerships within your financial statements. In this regard, it would appear necessary to discuss the accounting for each Kibbutz's voting rights and rights to profits and losses in these partnerships.

Note 2.H. Revenue Recognition, page F-14

16. We note the discussion that when you are the primary provider and control the guaranteed goods or services before they are transferred to the customer you recognize revenue as the gross amount of proceeds. In addition, when you function as an agent you recognize the revenue as a net amount, after deducting the amounts which are owed to the primary provider. Please further discuss any material arrangements where you are acting as an agent and the nature of your performance obligations under such arrangements. Please also tell us what consideration was given to disclosing the net amounts as a disaggregated revenue disclosure given the timing of recognition and type of customer appear to be different. Refer to IFRS 15:114-115 and 119(c). See also IFRS 15:B89.

Note 24. Subsequent Events, page F-61

17.   We note that on January 3, 2021, and as revised on February 9, 2021, you entered into a merger agreement with Subversive Real Estate Acquisition REIT LP (Subversive LP) to acquire all of the outstanding units of Subversive LP in exchange for your ordinary shares. Please expand your disclosures to (i) address the material terms of this agreement; (ii) provide information regarding the business of Subversive LP; (iii) quantify the number of ordinary shares issued; and (iv) indicate the anticipated accounting treatment for the merger. In addition, tell us your consideration of the guidance in Item 8 of Form 20-F and Articles 3-05 and 11-01 of Regulation S-X in assessing whether audited financial statements of Subversive LP and the related pro forma financial information reflecting the merger should be provided.

18.   You indicate on page 64 that on March 29, 2021, Cannolam entered into an agreement to purchase rights to four additional pharmacies (two branches in southern Israel where Cannolam will hold 51% of all outstanding shares of the company that will operate the pharmacy's two branches in Tel Aviv and in northern Israel where Cannolam will purchase the entire business of the pharmacy). If material, please discuss these transactions herein and disclose the consideration to be transferred and how you will account for these transactions.

Exhibits

19.   Please file the loan agreement with Mr. Avner Barak as an exhibit to your registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Baker, Staff Accountant, at (202) 551-3691 or Jeanne Bennett, Accounting Branch Chief, at (202) 551-3606 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney- Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney- Advisor, at (202) 551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark S. Selinger, Esq.